SLM Funding LLC
12061 Bluemont Way
V3419
Reston, Virginia 20190

Re:           File No. 333-166301

To Whom It May Concern:

On August 16, 2010 at 18:07:25 the EDGAR filing department at Bingham McCutchen LLP accidentally filed a Free-Writing Prospectus on our behalf under shelf registration number 333-166301, which has not yet been declared effective.  The filing was made for SLM Funding LLC (CIK 0000949114) on form type “FWP” and the accession number for the filing was 0001162318-10-000006 (the “Erroneous FWP Filing”).

That filing should have been made under our currently effective shelf registration number 333-141930, which is specifically referenced in the text of the Free-Writing Prospectus.  On August 17, 2010, immediately upon discovery of the inadvertent error, the Free-Writing Prospectus was re-filed under the correct shelf registration number.

In order to avoid causing any confusion to investors, we kindly ask that the staff of the Division of Corporation Finance either entirely remove the Erroneous FWP Filing made on August 16, 2010 from the EDGAR database or, move the Erroneous FWP Filing from the ineffective shelf registration number 333-166301 to the effective shelf registration number 333-141930.

Please feel free to contact me at (703) 984-6756 if you have any questions or concerns.

Kind regards,

/s/ Eric J. Watson
Eric J. Watson
Vice President